EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period to 17 July 2020

16 July 2020	Director/PDMR Shareholding
8 July 2020	Director/PDMR Shareholding
7 July 2020	Holding(s) in Company
2 July 2020	Director/PDMR Shareholding
1 July 2020	Total Voting Rights
30 June 2020	Holding(s) in Company

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

9 July 2020	Scrip Dividend for 2019/20 Final Dividend
9 July 2020	Ofgem’s Draft Determination for RIIO-T2
25 June 2020	Publication of Annual Report and Accounts